June 17, 2010	Philip T. Colton
(612) 604-6729
(612) 604-6929
pcolton@winthrop.com
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Patrick Gilmore
Mr. David Edgar

RE:	Digitiliti, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed April 15, 2010 Form 8-K Filed May 21, 2010 File No. 000-53235
Dear Messrs. Gilmore and Edgar:
On behalf of Digitiliti, Inc. (the “Company”), a Minnesota corporation, we are responding to the comments in the Staff’s letter dated June 3, 2010 (the “Comment Letter”). For the Staff’s convenience, each of our Responses is preceded by the related Staff Comment.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 9A(T): Controls and Procedures
Management’s Report on Internal Control over Financial Reporting, page 57
Comment 1.	It does not appear that your management has concluded on the effectiveness of internal control over financial reporting as of December 31, 2009. Please revise to indicate whether or not internal control over financial reporting was effective. Also, please revise to include a statement indicating that your annual report does not include an attestation report on internal control over financial reporting from your registered public accounting firm. Please refer to Item 308T(a) of Regulation S-K.

Response 1.	The Company will revise its disclosure in Item 9A(T). Controls and Procedures in an Amendment No. 1 to Form 10-K/A for the fiscal year ended December 31, 2009 to include: i) management’s conclusion on the effectiveness of its internal control over financial reporting; and ii) a statement that the annual report does not include an attestation report on internal control over financial reporting from the Company’s registered public accounting firm. The amendment will be filed upon the conclusion of the comment process. A copy of the proposed disclosure is attached as Schedule 1;

June 17, 2010
Securities and Exchange Commission

underscoring indicates new language, strikethroughs indicate deletions.
Form 8-K filed May 21, 2010
Comment 2.	We note your disclosure that your quarterly reports for 2009 should no longer be relied upon and further restatement of your financial statements is not anticipated. Please describe your basis for concluding that you do not need to file amended Forms 10-Q for 2009.

Response 2.	The Company will file amended Forms 10-Q for 2009 to restate the items discussed in the Company’s Form 8-K filed May 21, 2010.
The Company’s Tandy letter is attached as Exhibit A.
If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours, WINTHROP & WEINSTINE, P.A.
/s/ Philip T. Colton
Philip T. Colton

cc:	Mr. William McDonald (Digitiliti, Inc.)

Schedule 1
Item 9A. Controls and Procedures
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is intended to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements and that we have controls and procedures designed to ensure that the information required to be disclosed by us in our reports that we will be required to file under the Exchange Act is accumulated and communicated to our management, including our principal executive and our principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding financial disclosure.
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework”. Based on this assessment, management has concluded that our internal control over financial reporting was not effective as of December 31, 2009 as a result of the material weaknesses described below.
This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.
~~Management’s current assessment of the effectiveness of our internal controls is based principally on our financial reporting as of December 31, 2009, 2008 and 2007, and the quarterly periods ended September 30, June 30, and March of 2009 and 2008. In making our assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.~~
~~For the periods referenced above,~~ Management’s assessment identified material weaknesses in our internal control over financial reporting. These material weaknesses include lack of segregation of duties, lack of adequate documentation of our system of internal control, deficiencies in our information technology systems, limited capability to interpret and apply accounting principles generally accepted in the United States and lack of formal accounting policies and procedures and related documentation.
Management’s efforts to resolve these internal control weaknesses started with the hiring of a full-time Controller on October 1, 2007. In April 2008, our Board of Directors approved this person’s promotion to Chief Financial Officer. Beginning in October 2007, management prepared a written review of every facet of our information processing system, like cash disbursements, sales and billing, cash receipts and other procedures. We continue to evaluate and address these weaknesses to ensure adherence to written policy, completeness of reporting, segregation of incompatible duties and compliance with generally accepted accounting principles; and we intend to continue to monitor and evaluate these and other factors affecting our internal controls.
It is our management’s intent to correct all identified material deficiencies in our internal controls as reported in previous periods. Until such time, our internal control over financial reporting may be subject to additional material weaknesses and deficiencies that we have not yet identified. Management has determined that these significant deficiencies, in the aggregate, constitute material weaknesses in the design and operation of our internal controls in effect prior to December 31, 2008, and 2007. We continue to address and evaluate these issues.
Our former auditors have advised us of certain other material weaknesses and significant deficiencies in our internal controls in connection with auditing our consolidated financial statements for the year ended December 31, 2007, including, in summary: (i) lack of accounting expertise, with recommended additional training for our CFO; (ii) issues regarding reimbursement of unsubstantiated expenses; (iii) segregation of duties of accounting functions among various personnel; (iv) segregation of cash distribution responsibilities; (v) establishment of initial control over cash receipts; (vi) material weaknesses on preparation of our consolidated financial statements; and (vii) the establishment of an audit committee. We are also addressing these concerns.
As indicated above, in response to these material weaknesses, management continues to address these issues with (1) the establishment of an Audit Committee effective April 2009, (2) conversion to a new accounting software system effective April 2010 that should provide for a more efficient and timely reporting and (3) ~~financial~~

~~disclosures~~ the hiring ~~or~~ of three more administrative and accounting personnel during 2009 that should provide for the required segregation of duties.

Exhibit A

www.digitiliti.com
651.925.3200
888.292.3398 (fax) 651.925.3232 266 East 7th Street, Floor 4 St. Paul, MN 55101
June 17, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Patrick Gilmore
Mr. David Edgar
RE:	Digitiliti, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed April 15, 2010 Form 8-K Filed May 21, 2010 File No. 000-53235
Ladies and Gentleman:
In connection with the letter dated June 3, 2010 from the U.S. Securities and Exchange Commission (the “Commission”), to Digitiliti, Inc. (the “Company”), the Company hereby acknowledges the following with respect to the above-captioned Form 10-K and Form 8-K (the “filings”):
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ William McDonald
William McDonald
Chief Financial Officer